UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: May 27, 2015

Commission file number 001-36028

ARDMORE SHIPPING CORPORATION

(Translation of registrant’s name into English)

Hamilton House

10 Queen Street, Suite 102

Hamilton, HM11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

Submission of Matters to a Vote of Security Holders

Ardmore Shipping Corporation (the “Company”) held its 2015 Annual Meeting of Shareholders on May 21, 2015. The following persons were elected Class II Directors of the Company for a term of three years by the votes set forth opposite their names:

Name	Votes For	Votes Withheld	Votes Against	Broker Non- Votes

Anthony Gurnee	21,179,814	102,963	0	0

Niall McComiskey	15,981,263	5,301,514	0	0

Alan Robert McIlwraith	20,597,686	685,091	0	0

The other members of the board of directors are: Class I Directors Dr. Peter Swift and Albert Enste (terms expiring at the 2017 Annual Shareholder Meeting), and Class III Directors Reginald Jones and Brian Dunne (terms expiring at the 2016 Annual Shareholder Meeting).

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY:

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-198371) FILED WITH THE SEC ON AUGUST 26, 2014; AND

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-203205) FILED WITH THE SEC ON APRIL 2, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARDMORE SHIPPING CORPORATION

Date: May 27, 2015	By:	/s/ Anthony Gurnee
Anthony Gurnee
President, Chief Executive Officer, Director Principal Executive Officer